UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 KeyBankCenter 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
April 30, 2008
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 564,327 Units of Limited Partnership Interest at $16.25 per Unit	Amount of Filing Fee* $360.39
*	Previously paid. Calculated at $39.30 per million of Transaction Value.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: $360.39

Form of Registration No.: Schedule TO

Filing Party: Everflow Eastern Partners, L.P.

Date Filed: April 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 3 amends the Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2008, as amended and supplemented by Amendment No. 1 and 2 filed with the Securities and Exchange Commission on May 30, 2008 and June 16, 2008, respectively, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 564,327 units of limited partnership interest (the “Units”) at a purchase price of $16.25 per Unit (the “Purchase Price”) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Effective June 30, 2008, the Company accepted an aggregate of 18,975 Units at a price of $16.25 per Unit, net to Sellers in cash, for an aggregate amount of $308,344. Immediately after the acceptance of the tendered Units by the Company, there were 5,624,293 Units outstanding.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2008	EVERFLOW EASTERN PARTNERS, L.P. By: EVERFLOW MANAGEMENT LIMITED, LLC General Partner By: EVERFLOW MANAGEMENT CORPORATION Managing Member
	By:	/s/ William A. Siskovic
William A. Siskovic
Vice President and Secretary-Treasurer